Exhibit 12.1
Natural Resource Partners L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2005	2006	2007	2008	2009

Earnings
Pre-tax income	91,839	102,090	102,499	169,814	114,065
Fixed charges	11,044	16,423	28,690	28,548	40,123

Total Earnings	102,883	118,513	131,189	198,362	154,188

Fixed Charges
Interest expense (1)	11,044	16,423	28,690	28,548	40,123

Total Fixed Charges	11,044	16,423	28,690	28,548	40,123

Ratio of Earnings to Fixed Charges	9.32	7.22	4.57	6.95	3.84

(1)	Includes amortization of debt issuance expenses and capitalized interest